H&A Entertainment dba The Brixton (Union)
Profit and Loss
January - December 2021

		Total
Income		3,689,726.18
Cost of Goods Sold		327,476.59
Gross Profit	$	**3,362,249.59**
Expenses		
7000 - Payroll Expenses		469,648.80
7200 - Employee Benefits		44,856.14
7300 - Insurance Expense		23,466.59
7400 - Operating Expenses		258,562.76
7600 - Promo & Marketing		54,895.80
7700 - Utilities		79,275.46
7800 - General & Administrative		86,707.95
7850 - Professional Fees		447,060.22
7900 - Repairs and Maintenance		25,920.63
8050 - Travel & Entertainment		3,785.63
Total Expenses	$	**1,494,179.98**
Net Operating Income	$	**1,868,069.61**
Other Expenses		
Amortization		19,764.00
Prior Period Adjustment		34,821.21
Total Other Expenses	$	**54,585.21**
Net Income	$	**1,813,484.40**

H&A Entertainment dba The Brixton (Union)
Balance Sheet
As of December 31, 2021

ASSETS		
Current Assets		
Bank Accounts		1,534,551.81
Other Current Assets		
1300 - Food Inventory		2,048.26
1349 - Beverage Inventory		27,134.05
Keg Deposits		120.00
Other Current Assets		100,617.05
Prepaid Expenses		26,121.31
Total Other Current Assets	$	**156,040.67**
Total Current Assets	$	**1,690,592.48**
Fixed Assets		
Accumulated Depreciation		-879,026.00
Buildout - 5 Years		261,461.11
Furniture and Equipment - 3 Years		422,225.30
Leasehold Improvements		175,268.83
Original Cost		75,000.00
Total Fixed Assets	$	**54,929.24**
Other Assets		
Intangible Assets		80,300.00
Security Deposit		33,473.00
Total Other Assets	$	**113,773.00**
TOTAL ASSETS	$	**1,859,294.72**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		138,094.93
Other Current Liabilities		
2210 - Sales Tax Payable		12,158.00
2230 - Gift Certificate		3,314.48
Loans Payable		66,446.10
Owners Loan Payable		78,208.89
Payroll Liabilities		166,757.13
Total Other Current Liabilities	$	**326,884.60**
Total Current Liabilities	$	**464,979.53**
Long-Term Liabilities		
Economic Injury Disaster Loan		150,000.00
Restaurant Revitalization Fund Grant		116,175.91
Total Long-Term Liabilities	$	**266,175.91**
Total Liabilities	$	**731,155.44**
Equity		
Owner's Equity		-559,649.93
Retained Earnings		-125,695.19
Net Income		1,813,484.40
Total Equity	$	**1,128,139.28**
TOTAL LIABILITIES AND EQUITY	$	**1,859,294.72**

H&A Entertainment dba The Brixton (Union)
Statement of Cash Flows
January - December 2021

		Total
OPERATING ACTIVITIES		
Net Income		1,813,484.40
Adjustments to reconcile Net Income to Net Cash provided by operations:		
1210 - Accounts Receivable (A/R)		21,559.44
1240 - Due from Employee		1,381.73
1300 - Food Inventory		342.81
1349 - Beverage Inventory		-4,176.06
Keg Deposits		88.33
Other Current Assets		38,148.26
Prepaid Expenses		-26,121.31
2000 - Accounts Payable		-152,242.03
2210 - Sales Tax Payable		-21,680.96
2220 - Customer Deposits		-29,222.07
2230 - Gift Certificate		1,507.52
Loans Payable		-194,034.59
Owners Loan Payable		-62,900.00
Payroll Checks Outstanding		-4,785.55
Payroll Liabilities		166,757.13
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$	265,377.35
Net cash provided by operating activities	$	1,548,107.05
INVESTING ACTIVITIES		
Accumulated Depreciation		10,695.00
Intangible Assets:Accumulated Amortization		19,764.00
Net cash provided by investing activities	$	30,459.00
FINANCING ACTIVITIES		
Restaurant Revitalization Fund Grant		116,175.91
Owner's Equity		-360,000.00
Net cash provided by financing activities	-$	243,824.09
Net cash increase for period	$	1,334,741.96
Cash at beginning of period		199,809.85
Cash at end of period	$	1,534,551.81